GROSVENOR EXPLORATIONS INC.
1533 Eagle Mountain Drive
Coquitlam, British Columbia
Canada,V3E 2Z3

Phone & Fax: (604) 328-2908
May 18, 2006.
Filed via Edgar
Delivered by Federal Express

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Christopher Owings, Assistant Director

Dear Mr. Owings:

Re:   Grosvenor Explorations Inc.
     Amendment No. 1 to Registration Statement on Form SB-2
     Filed May 3, 2006
     File No. 333-132681

We have received your letter dated May 12, 2006 respecting our Registration Statement on Form SB-2 (Amendment No. 1) identified in the caption above.

As in our first response letter to you, we are enclosing one clean copy and one ‘red-line’ copy of Amendment No. 2 to our Form SB-2A, for ease of reference to the changes made to the document that are described detailed below.

Competitive Factors, page 24

1.	We have made the change to this paragraph as indicated in your comment. Please refer to page 26 - red lined copy.

Plan of Distribution: Terms of the Offering, page 16

2.	We have made the applicable disclosure as indicated in your comments 17 and 18 in your April 19, 2006 letter. Please refer to page 18 - red-lined copy.

Certain Transactions, page 41

3.
The founders’ shares issued to Messrs. Ibsen and Grant were for cash consideration. We have adjusted the last sentence of this paragraph as can be seen on page 44. What we were previously trying to convey was that Messrs. Ibsen and Grant received shares at substantially lower prices than other shareholders under the Offering Memorandum due to having been instrumental in the initial development of the Company. This might be confusing to an investor reading our registration statement and therefore has not been noted.

Report of Independent Registered Public Accounting Firm, page 43

4.
Until your second comment letter, we did not realize there was an incorrect dated was on the audit opinion. The typing error was ours and not our auditors and therefore it has been changed to March 10, 2006.

Financial Statements, page 53

5.
The audit opinion been amended by the auditors to include an additional paragraph addressing the restatement of the financial statements and the financial statements have also been amended to cover the remaining points as can be determined from pages 56, 58, 60 and 64.

We appreciate the comments you have made and hopefully our response to them have addressed fully the concerns therein.

Yours truly;
Grosvenor Explorations Inc.

ALEXANDER IBSEN

Per: Alexander Ibsen
Chief Executive Officer, President and
Director

Enclosures